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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

InferX Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
None
(CUSIP Number)
April 4, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	[None]	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Lacuna Venture Fund LLLP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-5598801

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares (2)`

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule 13G is filed by Lacuna Venture Fund LLLP (“Lacuna Venture Fund”), Lacuna Ventures GP LLLP (“Lacuna GP”) and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture Fund and Lacuna GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) On April 4, 2007, Lacuna LLC, which serves as the sole general partner of Lacuna GP, which serves as the sole general partner of Lacuna Venture Fund, transferred all of the securities and rights to buy securities of the Issuer held by Lacuna Venture Fund to an affiliated entity. Pursuant to such transfer, Lacuna Venture Fund and Lacuna GP do not hold any securities or right to buy securities of the Issuer.
Page 2 of 9 pages

CUSIP No.	[None]	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Lacuna Ventures GP LLLP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-5598746

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule 13G is filed by the Lacuna Entities, which expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) On April 4, 2007, Lacuna LLC, which serves as the sole general partner of Lacuna GP, which serves as the sole general partner of Lacuna Venture Fund, transferred all of the securities and rights to buy securities of the Issuer held by Lacuna Venture Fund to an affiliated entity. Pursuant to such transfer, Lacuna Venture Fund and Lacuna GP do not hold any securities or right to buy securities of the Issuer.
Page 3 of 9 pages

CUSIP No.	[None]	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Lacuna, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-3982096

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (3)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule 13G is filed by the Lacuna Entities, which expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) On April 4, 2007, Lacuna LLC, which serves as the sole general partner of Lacuna GP, which serves as the sole general partner of Lacuna Venture Fund, transferred all of the securities and rights to buy securities of the Issuer held by Lacuna Venture Fund to an affiliated entity. Pursuant to such transfer, Lacuna Venture Fund and Lacuna GP do not hold any securities or right to buy securities of the Issuer.
(3) Excludes shares held by Lacuna Hedge Fund LLLP (“Lacuna Hedge Fund”), which is an affiliate of Lacuna LLC, that are beneficially owned by Lacuna LLC. Lacuna LLC’s beneficial ownership of such shares is described in a separate Schedule 13G to be filed on the date hereof by Lacuna LLC, Lacuna Hedge Fund and certain of their affiliates.
Page 4 of 9 pages

CUSIP No. [None]	13G	Page 5 of 9

Item 1(a).	Name of Issuer:

InferX Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

300 Colonial Center Parkway, Suite 260
Roswell, GA 30076

Item 2(a).	Name of Person Filing:

Lacuna Venture Fund LLLP (“Lacuna Venture Fund”)
Lacuna Ventures GP LLLP (“Lacuna GP”)
Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture Fund and Lacuna GP, the “Lacuna Entities”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Lacuna LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302

Item 2(c).	Citizenship:

Lacuna Venture Fund LLLP — Delaware, USA
Lacuna Ventures GP LLLP — Delaware, USA
Lacuna, LLC — Delaware, USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

None

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.
Page 5 of 9 pages

CUSIP No. [None]	13G	Page 6 of 9

Item 4.	Ownership.

The information provided on the cover pages with respect to the ownership of the Common Stock of the Issuer held by the Reporting Persons filing this statement on Schedule 13G is provided as of April 4, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the Lacuna Venture Fund partnership agreement, the general partners and the limited partners of such entity may have the right to receive dividends or distributions from, or the proceeds from the sale of, the Common Stock of the Issuer owned by such entity. No such partner’s rights relate to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 9 pages

CUSIP No. [None]	13G	Page 7 of 9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 27, 2007

LACUNA VENTURE FUND LLLP
By:	Lacuna Ventures GP LLLP, its general partner
By:	Lacuna, LLC, its general partner

/s/ J.K. Hullett
J.K. Hullett, Member

LACUNA VENTURES GP LLLP
By:	Lacuna, LLC, its general partner

/s/ J.K. Hullett
J.K. Hullett, Member

LACUNA, LLC

/s/ J.K. Hullett
J.K. Hullett, Member

Page 7 of  9 pages

CUSIP No. [None]	13G	Page 8 of 9
EXHIBIT INDEX

Exhibit No.
99.1	Agreement pursuant to 13d-1(k)(1) among Lacuna Venture Fund LLLP, Lacuna Ventures GP LLLP and Lacuna, LLC.
Page 8 of 9 pages